SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549




                          FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE  ACT OF 1934 FOR THE FISCAL YEAR
     ENDED DECEMBER 31, 1998.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SPRINT RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the
     plan and the address of its principal   executive office:

                     SPRINT CORPORATION
                    POST OFFICE BOX 11315
                 KANSAS CITY, MISSOURI 64112








                 TOTAL NUMBER OF PAGES    33
                 EXHIBIT INDEX AT PAGE    32

                    REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2.   Audited Statements of Net Assets Available for Benefits
     With Fund Information as of December 31, 1998 and 1997.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years
     Ended December 31, 1998, 1997, and 1996.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 1998.
     -Reportable Transactions For the Year Ended December
     31, 1998.

6.   Consent of Ernst & Young LLP (Exhibit 23).

FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION S-T UNDER COVER OF FORM SE

                         SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan


Date:     June 28, 1999       By:  /s/ Gene Betts
                                       Gene Betts
                                       Investment Trusts Committee Member

                        EXHIBIT INDEX


Exhibit Number                                    Page

23             Consent of Ernst & Young LLP       33